CanAlaska Ventures Ltd.

TSX.V – CVV   OTCBB – CVVLF                       Toll Free 1.800.667.1870                                            www.canalaska.com

FOR IMMEDIATE RELEASE

      NEWS RELEASE

CanAlaska Announces $2,691,150 Private Placement

Vancouver, BC – March 30, 2006. CanAlaska Ventures Ltd. (the “Company”) wishes to announce a non-brokered flow-through private placement of up to 4,893,000 units for gross proceeds of up to $2,691,150.

Each unit will consist of one flow-through common share in the capital of the Company at a purchaser price of $0.55 and one-half of one non flow-through, non transferable share purchase warrant (the “Warrant”), each whole Warrant entitling the holder thereof to purchase one additional common share (the “Warrant Share”) of the Company for a period of  twelve months from the closing date at a price of $0.65 per Warrant Share.

The proceeds from the private placement will be used for exploration of the Company’s uranium properties in the Athabasca Basin and for general working capital purposes.

The foregoing is subject to regulatory approval.

About CanAlaska Ventures Ltd.

CanAlaska possesses sixteen, 100% owned, uranium projects in the Athabasca Basin. Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,061,516 acres.  In 2005, CanAlaska expended over Cdn$4 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets. The first of these properties is now being drill-tested.

Investor Contact: Emil Fung: Emil Fung Tel: 604.685.1870 Toll Free: 1.800.667.1870 Email: ir@canalaska.com

On behalf of the Board of Directors

Peter Dasler, President

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

March 30, 2006